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                                               November 30, 2004


United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0303
Washington, D.C. 20549-0303

Attn:  Julia E. Griffith

       RE:      ANIXTER INTERNATIONAL INC.
                AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-4 FILED
                   NOVEMBER 30, 2004
                FILE NO. 333-120270
                AMENDMENT NO. 1 SCHEDULE TO-I FILED NOVEMBER 30, 2004
                FILE NO. 005-13735

Dear Ms. Griffith:

         We are in receipt of your comment letter dated November 23, 2004 to Anixter International Inc. (the "Company"). We have addressed your November 23, 2004 letter by reproducing each comment below and providing our response immediately following. Simultaneously with the delivery of this letter, we have filed the above referenced amendments to the Registration Statement and the Schedule TO with changes responsive to your comment letter.

GENERAL

1. Comment: We urge the company and all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company is in possession of all facts relating to its disclosure, the company is responsible for the accuracy and adequacy of the disclosures it has made.

                  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

                  o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

                  o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

                  o the company may not assert staff comments as a defense on any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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November 30, 2004
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                  In addition, please be advised that the Division of
         Enforcement has access to all information you provide to the staff of the Division of Corporate Finance in our review of your filing or in response to our comments on your filings.

         Response:  On behalf of the Company, the undersigned acknowledges that:

               o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

               o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

               o the Company may not assert staff comments as a defense on any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. Comment: We note that the "terms of the New Securities will be the same as the terms of the Old Securities" except that you have changed the conversion feature so that Anixter may account for the New Securities under the treasury stock method (but carry over the holding period for the Old Securities). If the outstanding notes were not issued in a registered offering, please tell us the exemption upon which you relied to issue those securities and why it is appropriate to exchange them for similar securities in a registered offering

         Response: The Old Securities were originally issued to Merrill Lynch pursuant to the exemption found in Section 4(2) of the Securities Act of 1933, and Merrill Lynch distributed the Old Securities to qualified institutional buyers in reliance on Rule 144A under the Act. Certain of the notes, originally placed pursuant to Rule 144A or resold in secondary market transactions pursuant to that rule, remain restricted securities. The remaining Old Securities have been resold in secondary market transactions pursuant to an effective resale shelf registration statement and are no longer restricted securities.

         The Company believes that all New Securities to be issued in the exchange offer should be treated as unrestricted securities because they will be issued pursuant to an effective registration statement. We are aware that the staff has placed limitations on the ability of issuers to provide holders unrestricted securities by the use so-called "A/B" exchange offers under the Morgan Stanley no action letter and related letters. Among those limitations is the inability to use A/B exchange offers to register convertible debt securities. However, the policy reason for limitations on the use of A/B exchanges appears to be to discourage transactions intended to evade registration under the Act. We believe A/B exchanges are closely regulated due to the identical terms of the old securities and the new securities issued and delivered in exchange (other than applicable transfer restrictions), the lack of other independent purpose, the short time that elapses between the original exempt offer and the exchange and the fact that the restricted securities are purchased in reliance on a contractual undertaking to conduct an exchange offer designed to provide security holders with freely transferable but otherwise identical securities. In the Company's situation, the Old Securities and the New Securities are not identical. In fact, the change is significant enough to require the payment of an exchange fee in order to induce holders to tender (as opposed to an A/B exchange, in which the ability to receive unrestricted securities is enough to induce the tender.) The receipt of unrestricted securities is incidental to the primary purpose of the exchange offer, which is to obtain certain desired accounting treatment. In fact, holders not tendering will still have the ability to resell their Old Securities under the resale shelf registration statement. The Company's exchange offer will


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         close 17 months after the original placement, versus a typical contractual maximum of six months with an A/B exchange. This is a clear indication that the securities were not acquired with a view to distribution and the tendering holders are not statutory underwriters. Lastly, holders of the Old Securities did not purchase, and the Company did not sell, the Old Securities with an expectation that there would be a registered exchange of the Old Securities; the exchange offer was motivated by a change in accounting standards, which was not expected. In an A/B exchange, the exchange is conducted pursuant to a contractual obligation undertaken by the issuer in connection with the original placement of the restricted security.


SUMMARY, PAGE 5

3. Comment: We note your disclosure that the tax consequences of the exchange are unclear. Please disclose the name of any tax counsel from whom you have sought an opinion, or whose advice you have relied upon.

         Response:  We have complied with your request.



MATERIAL DIFFERENCES BETWEEN THE OLD SECURITIES AND NEW SECURITIES, PAGE 6

4. Comment: Revise this section to include information about when the Old Securities were issued, and their maturity date.

         Response:  We have complied with your request.



THE NEW SECURITIES, PAGE 8

5. Comment: Please revise your discussion on Issue Discount to state whether the loss of the original issue discount tax treatment constitutes a risk of participating in the offer.

         Response: The discussion of Issue Discount has been revised to reflect that both the Old Securities and the New Securities will be subject to original issue discount tax treatment.



CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION, PAGE 16

6. Comment: The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A 2, Section I.M. of the Division of Corporate Finance's Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

         Response: We have revised our disclosure to eliminate any reference to the forward looking safe harbor and the Private Securities Litigation Reform Act.


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THE EXCHANGE OFFER, PAGE 21
CONDITIONS OF THE EXCHANGE OFFER, PAGE 21

7. Comment: Revise your description to remove the words "Notwithstanding any other provision of the exchange offer to the contrary..." where they appear throughout this section. This implies that security holders are not entitled to rely on the plain language of your disclosure.

         Response:  We have complied with your request.

8. Comment: Refer to your disclosure concerning acceptance of the securities. Please confirm your understanding that all offer conditions, other than receipt of governmental or regulatory approvals, must be satisfied or waived on or before the expiration date of the offer, not the date of acceptance of or the date of payment for tendered securities. Please revise that disclosure here in accordance with this comment.

         Response: The Company confirms its understanding that other than receipt of governmental or regulatory approvals, all offer conditions must be satisfied or waived on or before the expiration date of the offer, not the date of acceptance of or the date of payment for tendered securities. We have revised the disclosure to indicate that offer conditions must be satisfied on or before the expiration date of the offer.

9. Comment: We note that you may waive the conditions you list in your document at any time in your sole discretion. Please be aware that if you waive a material condition, the offer must remain open for at least five business days after that waiver.

         Response:  The Company takes note of your comment.



EXTENSION, DELAY IN ACCEPTANCE, AMENDMENT OR TERMINATION, PAGE 22

10. Comment: We note that your disclosure that you "are not aware of any circumstances that would cause us to delay acceptance of any validly tendered Old Securities." Revise to clarify that you will issue the new securities promptly after expiration of the offer.

         Response:  We have complied with your request.


DETERMINATION OF VALIDITY, PAGE 24

11. Comment: Revise your disclosure to state that you will return the Old Securities promptly, in keeping with Rule 14e-1(c), not "unless otherwise provided in the letter of transmittal."

         Response:  We have complied with your request.

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS, PAGE 44

12. Comment: Revise this subsection and its title to clarify that you describe all material federal tax consequences of the transaction. For example, eliminate the term "Certain" from your title.

         Response:  We have complied with your request.

13. Comment: Given that Schiff Hardin LLP is providing a tax opinion, please revise the prospectus' tax discussion to identify the firm as tax counsel. Also, because you are providing as a short form tax opinion, you should revise the lead-in paragraph and remove all references in this section indicating that it is a "summary" as opposed to counsel's tax opinion. Further, clarify which matters in this section constitute counsel's tax opinion. With respect to a particular tax consequence, to the extent possible provide a "should" or "more likely than not" opinion. Alternatively, clearly state that tax counsel is not able to opine on a particular tax consequence.

         Response: We have identified Schiff Hardin LLP as our tax counsel. We have removed references indicating that this is a summary. We have clarified that Schiff Hardin LLP has rendered an opinion that the exchange should not constitute a "substantial modification" of the Old Securities for U.S. federal income tax purposes. We have refiled the opinion of Schiff Hardin LLP, specifically indicating this conclusion, as an exhibit to Form S-4 of the Registration Statement.



WHERE YOU CAN FIND MORE INFORMATION, PAGE 51

14. Comment: We note that you incorporate into the Form S-4 future filings that you may make prior to the termination of the exchange offer. Please confirm that the Schedule TO-I will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

         Response: The Schedule TO will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4.



EXHIBIT 5.1 - LEGALITY OPINION

15. Comment: It is unclear why counsel has determined that it is appropriate to assume the new debentures will be legal, valid and binding "When the New Securities have been duly executed, authenticated and issued in accordance with the provisions of the Indenture and ... delivered against receipt of the Old Securities." Please revise.

         Response: We have complied with your request to indicate that the only condition to enforceability will be execution and authentication of the New Securities. The revised opinion has been filed as an exhibit to Amendment No. 1 to the Registration Statement.

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16.      Comment: Revise your opinion to specifically state that the securities will be issued under the corporate laws of the state of Delaware, including the statutory provisions and all applicable provisions of the Delaware Constitution and judicial decisions interpreting those laws. In addition, expand your opinion to cover the law of the jurisdiction governing the Indenture.

         Response: We have complied with your request. The revised opinion has been filed as an exhibit to Amendment No. 1 to the Form S-4.

                                      * * *

        Please call me at (224) 521-8000 with any questions you may have.

                                            Sincerely,


                                            /s/ John A. Dul
                                            -------------------------------
                                            John A. Dul




cc:   David McCarthy